AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the “Agreement”), dated as of October 1, 2016, amending the Expense Limitation Agreement dated May 30, 2014, by and between AMG FUNDS IV (formerly ASTON FUNDS), a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust set forth in Schedule A hereto (each, a “Fund”), and AMG FUNDS LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and Aston Asset Management, LLC are parties to an Investment Advisory Agreement dated May 30, 2014 (the “Advisory Agreement”) and an Expense Limitation Agreement dated May 30, 2014;

WHEREAS, effective as of October 1, 2016, Aston was merged with and into the Adviser, pursuant to which all rights and obligations of Aston under the Advisory Agreement and this Agreement were vested in the Adviser, and the Adviser became the investment adviser to each Fund;

WHEREAS, the parties wish to amend and restate this Agreement to reflect certain changes to the fees and expense structures of the Funds as of October 1, 2016;

NOW THEREFORE, the parties hereto agree as follows:

1.	With respect to each Fund, this Agreement will have an initial term as set forth in Schedule A, and will continue in effect thereafter for subsequent one-year periods unless terminated by the Adviser prior to the end of the preceding term. This Agreement will automatically terminate with respect to a Fund upon the termination of the Advisory Agreement with respect to that Fund.

2.	The Adviser will waive its fees or reimburse expenses to the extent that the ordinary operating expenses incurred by a Fund in any fiscal year, including but not limited to investment advisory fees, but excluding interest, taxes, brokerage commissions, other investment-related costs, shareholder servicing fees, distribution and service (12b-1) fees, extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) and acquired fund fees and expenses, exceed the expense limit set forth in Schedule A. In determining a Fund’s ordinary operating expenses, expenses that the Fund incurred but did not actually pay because of expense offset arrangements will be included.

3.	For the avoidance of doubt, all obligations of the Adviser (as successor to Aston) outstanding under the Expense Limitation Agreement in effect immediately prior to the date hereof are hereby assumed by the Adviser.

4.	This Agreement may be amended only by a written instrument signed by each of the parties hereto.

5.	The terms of the Advisory Agreement are not otherwise affected, modified or terminated by this Agreement.

[The Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

AMG FUNDS IV (formerly ASTON FUNDS) on behalf of the Funds set forth in Schedule A

By:	/s/ Jeffrey T. Cerutti
Name:	Jeffrey T. Cerutti
Title:	President and Chief Executive Officer

AMG FUNDS LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer

SCHEDULE A

Fund	Current Term	Operating Expense Limit
AMG Managers Cornerstone Large Cap Value Fund (formerly ASTON/Cornerstone Large Cap Value Fund)	February 28, 2018	0.82%
AMG Managers Montag & Caldwell Balanced Fund (formerly ASTON/Montag & Caldwell Balanced Fund)	February 28, 2018	1.04%
AMG River Road Dividend All Cap Value Fund (formerly ASTON/River Road Dividend All Cap Value Fund)	February 28, 2018	0.99%